Richardson & Patel LLP
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Tel: (310) 208-1182
Fax: (310) 208-1154

April 2, 2010

FILED AS EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Nandini Acharya

Re:	China Jo-Jo Drugstores, Inc. Form S-A/A1 (333-163879) Filed March 23, 2010 File No. 333-163879

Dear Ms. Acharya:

On behalf of China Jo-Jo Drugstores, Inc.  (the “Company” or “China Jo-Jo”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated March 30, 2010.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), containing revisions that have been made in response to the Staff’s comments.

FORM S-1/A

Dilution, page 31

1.
Please revise the assumed offering price used in your dilution disclosure to equal the mid range of $6.00 per share consistent with disclosure in other sections of the filing or explain to us how using an assumed price of $5.00 per share, the low end of the range, is appropriate.  Also, footnote one to the dilution table appears to disclose that the offering price is to give the most dilutive effect to our existing investors.  This statement appears to be inconsistent with Item 506 of Regulation S-K to disclose “the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers", i.e. new investors.  Please revise this disclosure to be consistent with Item 506 of Regulation S-K.

Response: The Company has revised the offering price used in the dilution disclosure to equal the mid range of $6.00 per share consistent with the disclosure in the other sections of the filing. The Company has also eliminated the explanation stating that “the offering price is to give the most dilutive effect to our existing investors” to be consistent with Item 506 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Result of Operations
Liquidity

Nine Month Period Ended December 31, 2009, page 38

2.
Your explanation for the change in cash flows from operating activities appears to state there was a decrease in cash flows when compared the nine month period ending December 31, 2008.  Please revise your disclosure to explain the increase in cash flows from operating during the nine month period ended December 31, 2009.

Response: The Company has revised its explanation to reflect an increase of $623,363 in cash flows from operations from December 31, 2008 to December 31, 2009 as a result of an increase of net income of $635,851 from December 31, 2008 to December 31, 2009.

Market for Common Equity and Related Stockholder Matters, page 64

3.
Please revise the amounts under the column titled "Low" contains the low bid price information for your common stock for each quarter in 2008.  It appears the low bid price information is under the "High" column and the high bid prices are under the "Low" column.

Response: The Company has revised accordingly.

4.	Please disclose the high and low sales prices of your equity for the quarter period ending March 31, 2008 in accordance with Item II (d) of Form S-1.

Response: As disclosed in the introductory paragraph of this section, the Company’s common stock did not commence trading on the OTC Bulletin Board until May 1, 2008. Accordingly, the Company is unable to report high and low prices for the quarter ended March 31, 2008. The Company has footnoted “Quarter ended June 30, 2008” with the following: “Reflects prices beginning May 1, 2008.”

Consolidated Financial Statements for the Interim Period Ending, December 31, 2009
General

5.
Your disclosure states the 1:2 reverse stock split will be effected prior to the effectiveness of the registration statement.  As such please revise your financial statements to present the 1:2 reverse stock split and reduction of authorized shares retroactively for all periods presented in a pre-effective amendment.

Response: The Company has revised its financial statements to present the 1:2 reverse stock split and corresponding reduction of authorized shares retroactively for all periods presented.

Note 6 - Other Assets, page F -13

6.
Please clarify your disclosures, and explain to us, why you believe the “lease rights transfer fees" is "not substantively different from the activities involved in lending arrangements" and why these fees should be amortized over the term of the lease.  Explain to us why these fees are not a prepaid expense or a deposit that should be expensed upon consumption of the lease.  Please cite authoritative guidance to support your accounting.

Response: The third paragraph in Accounting Interpretation 840-20-25-7.A: Lessee Pays Initial Direct Lease Costs, provides that:

Other up-front costs incurred by the lessee on its own behalf in consummating the lease should not be included in minimum lease payments. Such costs may be deferred and amortized over the lease term if the costs were incurred with independent third parties; internal costs incurred by the lessee or costs incurred with a related party generally should be expensed.

In order to enter into leases in certain prime locations, the Company is required to make additional payments to secure these leases. Although these payments cannot be recouped, they are part of the cost of lease consummation. Per the interpretation cited above, the Company has deferred these costs which are amortizing over the initial lease period, and not included these amounts in the minimum lease payments.

We have removed the example of lending arrangements in the disclosure.

Consolidated Financial Statements for the Years Ended March 31, 2009 and 2008
Notes to Consolidated Financial Statements

Note 1 - Description of Business and Organization, page F-22

7.
Refer to your response to prior comment 10 that "We determined that common control exists among the 3 HJ Group companies based upon the guidance in paragraph 3, c of EITF 02-5 which indicates that common control would exist if, a group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert exists." Please expand your disclosure to state this fact and identify the agreement that provides written evidence that the three shareholders agreed to vote a majority of the entities' shares in concert.  Revise your disclosure on pages F-7 and F-26 to clarify that common control is achieved by this agreement, as appropriate.

Response:  The Company has revised accordingly:

Control is defined under paragraph 3c EITF 02-05 as “an individual, enterprise, or immediate family members who hold more than 50 percent of the voting ownership interest of each entity.” Because Lei Liu, Li Qi, and Chong’an Jin collectively own 100% of HJ Group and have agreed to vote their interests in concert since the establishment of each HJ Group company as memorialized in a voting agreement, the Company believes that these three individuals collectively have control of HJ Group in accordance with EITF02-05. Accordingly, the Company believes that Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service were constructively held under common control by Jiuxin Management as of the time the Contractual Agreements were entered into, establishing Jiuxin Management as their primary beneficiary. Jiuxin Management, in turn, is owned by Renovation HK.

General

8.
Please file a Form 10-K for the year ended July 31, 2009 within ten business days or before any requested effective date of the registration statement, whichever is earlier.  This Form was still required to be filed within 90 days of July 31, 2009 despite the subsequent election to change fiscal year ends. The Form 10-K should meet all the item requirements of Form 10-K including the requirement to include audited financial statements of the registrant as of and for the periods specified by Regulation S-X as indicated in Item 8 of From 10-K.  Please note that your registration statement will not be declared effective until you have filed this Form 10-K.

Response: The Company will cause the required filing to be filed by the stated deadline.

*     *     *     *     *
We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Francis Chen
Francis Chen, Esq.